Transportation
4
Life

t4l.me

Problem: Access To A Car Is Painful and Archaic Methods

T4L's Solution: Hassle-Free, All-Inclusive EV Subscription For Enjoyable & Easy Transportation Access

Market: Worldwide $17T, USA $1T - 17mm Units in USA

T4L's SOM: 50,000 Units Over 3 Years, Annual ARPU $16,800

Value Prop: Enjoyable & Easy Transportation Access

T4L's Position: Category King; Exceeding All Competitors In Service, More Value With Lower Cost And Less Hassle

Goto Market: Membership Subscription Model

T4L's Approach: Digital Membership Platform, Community of EV-Angelists

T4L Business Model: Simple All-Inclusive Membership Subscription To Electric Vehicles

T4L's Mission: Life-Long Perpetual Transportation Subscriptions

Preview For Investors Only

Proposed Round: REG CF Up To $1,070,000

Proposed Security: SAFE (Simple Agreement For Future Equity)

Equity Trigger: REG A+ Tier 2 Mini-IPO, Or Any Other Equity Sale

REG CF Platform: Wefunder.com

1 Transportation Does Not Need To Be **Complicated**

2 Accessing A Vehicle **Can Be Fun!**

3 High-Quality High-Value and **Lower-Cost!**

1

Launched a Transportation Membership **Subscription** Service



2

Based On The **Tesla** Vehicle Family


Tesla

3

Every Vehicle Model And A Subscription That Fits Your **Lifestyle**


Tesla 4 Life



Everything Included
Carefree
Auto Experience

- Registration/Fees
- Insurance
- Maintenance & Refresh
- Tires, Brakes, etc.
- Upgrades/Downgrades
- Charging



Our Market Data, They Want T4L

Said They Would Sign Up Today 80%

Focus Group of 100 People

Social Media Desire Index



2.3k

Response on a single post to an audience of 6,000 over a 48 hour period prior to post deletion

Client Access Pain

Cash Purchase	Finance	Lease	T4L
Insurance	Insurance	Insurance	Happy Customer
Government Fees	Government Fees	Government Fees	
Maintenance	Maintenance	Maintenance	
Large Capital Outlay	Asset Risk		
Asset Risk			

T4L

Enjoyable & Easy Transportation Access


These are forward-looking figures that cannot be guaranteed.
2,500,000,000
2,000,000,000
1,500,000,000
1,000,000,000
500,000,000
-
(500,000,000)
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 8
Year 9
Year 10
Year 11
Year 12
Year 13
Year 14
Year 15
Year 16
Year 17
Year 18
Year 19
Year 20
Cash On Hand
Net Income
Expenses
Revenue

Companies Terminal Value 4 years		**$ 1,242,418,559**
(FCF * (1 + g)) / (d - g)		
Where:		
FCF = Free cash flow for the last forecast period	$	312,160,212
g = Terminal growth rate		41.57%
d = Discount rate		6.00%

T4L - Members

Car Buyers

Car Users

Enjoyable & Easy Transportation Access



- T4L Drives Higher Value & Better Service
- Lower Sales Costs and Operating Costs
- Higher Earnings

Subscription

Agents

Brokers

Dealers

InsurCo

AutoCo

- Ultra-Reliable
- Extremely Low Depreciation
- 400,000-600,000 Mile Life
- Good for the Planet
- Safest, Fastest, Coolest





Leadership Team

T4L has a world-class management team. With multiple billions in business responsibility across the team in Finance, Operations, M&A, Sales, Marketing & Technology, IPO's and Exits.

TEAM →

NEXT →

Senior Leadership



Allen Witters
CEO



John Arciero
COO



Dan Bryant
CLO



Cory Witters
COS



Jason Gabauer
CFO



Luis Camarena
CMO



Tyler Wood
ESG



Barb Quasius
Chief EV-Angelist

Preview For Investors Only

Proposed Round: REG CF Up To $1,070,000

Proposed Security: SAFE (Simple Agreement For Future Equity)

Equity Trigger: REG A+ Tier 2 Mini-IPO, Or Any Other Equity Sale

REG CF Platform: Wefunder.com

Contact

contact: cfo@t4l.me

t4l.me